Exhibit 99.3

Press Release

Sanofi continues on path to industry leadership in Immunology with Dupixent® (dupilumab) as key driver

*	Dupixent peak sales ambition raised to more than €13 billion
*	Chronic obstructive pulmonary disease 2023 pivotal readouts provide potential for additional Dupixent sales ambition upgrade
*	13 potential new medicines currently in the clinic to treat chronic inflammatory diseases, with 17 readouts expected by the end of 2024

Paris, March 28, 2022. Tomorrow, Sanofi will host an Immunology Investor Event with key members of the leadership team providing updates on how the company is advancing its Immunology strategy, including the ambition to more than quadruple Immunology franchise sales by the end of the decade. The focus of the event is on Dupixent® (dupilumab), a key growth driver, and Sanofi’s rapidly advancing pipeline, highlighting dermatological, respiratory and gastrointestinal diseases as priority therapeutic areas. Sanofi has raised the Dupixent sales peak ambition to more than €13 billion. This new ambition does not include potential for additional sales ambition upgrade from chronic obstructive pulmonary disease (COPD), with pivotal readouts anticipated in 2023.

For more than a decade Sanofi, in collaboration with Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN), has been advancing the science of diseases driven by type 2 inflammation. Dupixent is now a market leader and more than 400,000 patients with certain types of atopic dermatitis (AD), asthma and chronic rhinosinusitis with nasal polyposis have been treated globally. By 2025, Dupixent is expected to generate an additional 11 new regulatory submissions across indications and age groups.

Bill Sibold

Executive Vice President, Head of Global Specialty Care, Sanofi

“In the five years since launch, Dupixent has excelled in improving the lives of patients with diseases driven by type 2 inflammation. This truly unique medicine is only at the beginning of its journey to helping potentially millions of patients. Beyond Dupixent, we are committed to delivering the next generation of novel medicines that we hope will change the practice of medicine in chronic inflammatory diseases beyond type 2 inflammation. We are committed to moving with the utmost urgency to bring new medicines to patients that address their individual needs, offering choice and hope.”

Sanofi’s novel pipeline is comprised of 13 next-generation medicines designed to target mechanisms beyond type 2 inflammation. Our Research & Development (R&D) teams are following the science to control chronic inflammation and collaborating with leading experts across all sectors to address both urgent and growing patient needs. We are focused on targets with the most potential to alter the course of immune-based diseases, from the mildest to the most severe, using novel technologies that unlock previously inaccessible biology. These drug discovery platforms, for example, synthetic biology, TAILORED COVALENCY™ chemistry, and multispecific NANOBODY® molecules, are allowing Sanofi to pursue both injectable and oral therapeutics. Sanofi’s attack in immunological diseases also entails precision medicine approaches that aim to remove the guess-work from clinical practice by treating the right patients, with the right medicines, at the right time.

John Reed, M.D., Ph.D.

Global Head of Research and Development, Sanofi

“Our long-term strategy goes well beyond Dupixent to deliver best-in-class medicines that break efficacy ceilings and help patients with chronic inflammatory diseases achieve long-term disease modification. We are pursuing this ambition through precision medicine approaches that leverage our proprietary technologies, such as our NANOBODY platform that can help us address

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multiple therapeutic targets with one medicine. With approximately 21 clinical readouts expected across our promising immunology pipeline by the end of next year, it is an exciting time for our team working in Immunology R&D.”

Sanofi will highlight the following assets in its growing R&D pipeline:

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Three candidates for AD, complementing Dupixent’s position in AD driven by type 2 inflammation, spanning all severities of disease as well as topical, oral and injectable administration. These drug development programs include our acceleration of priority asset amlitelimab, an anti-OX40L antibody that aims to restore immune homeostasis between pro-inflammatory and anti-inflammatory T cells.

•	Two complementary candidates for COPD, developed in collaboration with Regeneron, targeting distinct subpopulations.

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A broad Phase 1 clinical program of small molecules and biologics. These candidate medicines include oral small molecules, degraders, synthetic cytokines, and several NANOBODY molecules, designed to simultaneously tackle two proven targets, thus aiming to break efficacy ceilings.

Immunology Investor Event Details

The hybrid Immunology Investor Event will take place on Tuesday, March 29 from 2 p.m. to 6 p.m. CEST / 8 a.m. to noon EDT (webcast, in-person meeting at Sanofi’s Cambridge office).

For background slides and webcast information, please refer to the following link. The information will be available beginning Tuesday, March 29 at 1 p.m. CEST / 7 a.m. EDT.

https://www.sanofi.com/en/investors/financial-results-and-events/investor-presentations/Immunology-Investor-Event-2022

About Our Inflammatory Pipeline

Through world-class R&D and a laser focus on patients, Sanofi discovers, develops and delivers best-in-class treatments that improve the lives of people living with chronic inflammatory diseases. The Immunology pipeline consists of 7 potential new medicines in Phase 1 clinical development, 5 in Phase 2 clinical development, and 1 in Phase 3 clinical development. These programs include potential treatments across a wide range of inflammatory conditions. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. In addition to the 3 currently approved indications, Sanofi and Regeneron are studying dupilumab in nearly a dozen other diseases.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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